820-3120

DSM Press Release

[redacted]

05010774

therlands
5740680

DSM

23E

SUPPL

Heerlen (NL), 22 August 2005

DSM to split shares on 5 September 2005

On 5 September 2005 DSM will split its shares on a two-for-one basis (two shares for one old share). This morning's general meeting of shareholders passed a resolution to this effect. The reason for the split is the relative price level of the DSM share on the stock exchange (Euronext AEX). This morning the share opened at EUR 62.40, which is almost double the price in September 2000, when DSM embarked on its multi-year strategy Vision 2005.

With this split DSM aims to increase the liquidity of the DSM share. There have been clear signals from various circles that the current share price increasingly has the effect of reducing the tradability of the share; this holds in particular for option contracts. At the publication of its first-half figures in July DSM announced its intention to split the shares. In a general shareholders' meeting held this morning, the shareholders adopted the DSM Managing Board's proposal to this effect by giving their approval to an amendment of the company's articles of association to enable a share split. The class A and class B cumulative preference shares will also be split, so that the relative voting powers attached to ordinary shares and cumulative preference shares will remain unchanged.

The split will be effected in the first weekend of September so that when trading opens on Monday, 5 September, the DSM shares will be quoted after split ('ex-split'). The new security code will be 00980 and the new ISINcode will be NL0000009801.

The split will entail no costs for shareholders.

DSM

DSM is active worldwide in life science products, performance materials and industrial chemicals. The group develops, produces and markets innovative products and services that are designed to raise the quality of life. DSM's products are used in a wide range of end-use markets and applications, including human and animal nutrition and health, cosmetics, pharmaceuticals, the automotive industry, coatings, the construction industry and the electrics & electronics market. The group has annual sales of around EUR 8 billion and employs about 23,000 people worldwide. DSM is a leading world player in many of the markets in which it operates and has plants and facilities on every continent. The company's head office is in the Netherlands. For more information on DSM, please visit www.dsm.com.

For more practical information about the share split:

If you have any questions about the consequences of the share split for your portfolio, please contact your bank or stockbroker. If you have any questions about the consequences of the share split for current option contracts you can also contact Iljona Delicat (+31 (20) 550 4138) and/or Fred Vergeer (+31 20 5504226) of Euronext-Liffe.

For more information about this press release please contact:

DSM Corporate Communications
Nelleke Barning
tel. +31 (45) 5782017
fax +31 (45) 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (45) 5782864
fax +31 (45) 5782595
e-mail investor.relations@dsm.com